[LETTERHEAD OF RAMBUS INC.]

October 30, 2007

Via EDGAR Transmission

Peggy Kim, Esq.

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Rambus Inc.

Schedule TO-I

Filed October 18, 2007

Amendment No. 1 to Schedule TO-I

Filed October 24, 2007

File No. 005-53267

Dear Ms. Kim:

This letter is being sent in response to the letter (the “Letter”) sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Rambus Inc. (“Rambus” or the “Company”), dated October 25, 2007, regarding the Tender Offer Statement on Schedule TO-I filed by the Company with the Commission on October 18, 2007 (the “Schedule TO”) and Amendment No. 1 to the Schedule TO filed by the Company with the Commission on October 24, 2007 (“Amendment No. 1”).

Wilson Sonsini Goodrich & Rosati, P.C., our attorneys with respect to this matter, are responding to the comments of the Staff contained in the Letter under separate cover.

Rambus hereby acknowledges that:

•	Rambus is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Rambus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

Rambus understands the importance of, and is committed to complying with, the Commission’s regulations. Should you required additional information with respect to this letter, please contact Aaron J. Alter, Esq. of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 320-4693.

Sincerely,

RAMBUS INC.

By:	/s/ Thomas R. Lavelle
Thomas R. Lavelle, Esq.,
Senior Vice President and General Counsel

cc:	Wilson Sonsini Goodrich & Rosati, P.C.

Aaron J. Alter, Esq.